UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding Status of Repurchase of Own Shares

(Repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law,

in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law

and its Articles of Incorporation)

Tokyo, December 1, 2015 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces the status of repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law of Japan, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law and Article 44 of the Articles of Incorporation of MUFG, as set forth below.

1.	Type of shares that were repurchased:	Ordinary shares of MUFG

2.	Aggregate number of shares that were repurchased:	100,173,100 shares

3.	Aggregate amount of repurchase price:	JPY 82,714,854,096

4.	Repurchase period:	From November 16, 2015 to November 30, 2015 (on a contract basis)

5.	Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares, except for the repurchase on November 16, 2015 which was made through Off-Auction Own Share Repurchase Trading (ToSTNeT-3) of the Tokyo Stock Exchange*

*	Result of repurchase of own shares through Off-Auction Own Share Repurchase Trading (ToSTNeT-3) of the Tokyo Stock Exchange as of November 16, 2015

(1) Type of shares that were repurchased:	Ordinary shares of MUFG

(2) Aggregate number of shares that were repurchased:	75,000,000 shares

(3) Repurchase price:	JPY 829.1 per share

(4) Aggregate amount of repurchase price:	JPY 62,182,500,000

(Reference)

Contents of the resolution of the meeting of the Board of Directors held on November 13, 2015

(1)	Type of shares to be repurchased:	Ordinary shares of MUFG

(2)	Aggregate number of shares to be repurchased:	Up to 140,000,000 shares
(Equivalent to 1.01% of the total number of issued shares (excluding own shares))

(3)	Aggregate amount of repurchase price:	Up to JPY 100,000,000,000

(4)	Repurchase period:	From November 16, 2015 to December 31, 2015

(5)	Repurchase method:	Market purchases

(i) Purchases through Off-Auction Own Share Repurchase Trading (ToSTNeT-3) of the Tokyo Stock Exchange

(ii) Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*            *             *

Contact:

Mitsubishi UFJ Financial Group, Inc.        Corporate Communications Division        Media Relations Office

81-3-3240-7651

This notice is published in order to publicly announce MUFG’s repurchase of its own shares and has not been prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.